Item 77(C)

                Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of Ironwood Isabelle Small Company Stock Fund (the "Fund"), held on September 2, 2008, shares were voted as summarized below on the following proposal presented to shareholders:

To approve a new Investment Advisory Agreement between the Fund and Ironwood Investment Management, LLc.

           For                     Against                   Abstain
           ---                     -------                   -------
       1,307,410.59               18,689.80                 40,195.97